August 4, 2005

Mail Stop 4561

By U.S. Mail and facsimile to (847)653-7890

Daniel C. Stevens
Chief Financial Officer
Taylor Capital Group, Inc.
9550 West Higgins Road
Rosemont, Illinois 60018

Re:	Taylor Capital Group, Inc.
	Form 10-K filed March 10, 2005
	File No. 0-50034

Dear Mr. Stevens:

	We have reviewed your response letter dated July 7, 2005 with respect to our review that was limited to those issues we addressed in our comment letter dated June 23, 2005. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Year ended  December 31, 2004

Financial Statements for the Year ended December 31, 2004

Note 10. Income Taxes, page 80

1. We refer to your response to our comment that states the
portion
of the settlement charges deducted in the Company`s 2002 income tax
return was $28.7 million, equal to 46.3% of the total litigation settlement charges of $61.9 million. You also state the tax benefits of $10.045 million related to this portion of the settlement charges
were applied to the actual payment of 2002 income taxes and no
deferred tax asset was recognized.   In this regard, in addition
to
your current disclosure in the "Income Tax" section of MD&A that states you deducted in your tax return $12 million of the tax benefit resulting from the litigation settlement charge, please tell us and provide us with the proposed disclosure in future filings regarding the following:

* State the dollar amount of the portion of the settlement charges that were deducted in the Company`s 2002 income tax return and discuss the basis for not recording a similar tax deduction in the financial statements. In this regard, we refer to page 4 of your letter dated April 28, 2003 that states you determined that is more likely than not, but not probable that the tax benefits taken on the
tax return will be sustained and the actual deductions taken on the
return will not impact the 2002 income tax due to the uncertainty of
the deduction.   Disclose, if true, that you are applying a more
likely than not threshold for reporting the tax benefits of the settlement charges on your tax return and are using a higher SFAS 5 probability threshold for recognizing the tax benefits on your financial statements.

* Reconcile the $12 million possible tax benefit you deducted on your
2002 tax return with the settlement tax benefit of $10.045 million you state was recognized for the $28.7 million portion of litigation settlement charges you determined in Exhibit A to your response letter dated July 7, 2005.

* Considering the statement on page 2 of your letter dated July 7, 2005 that you were and remain unable to conclude that the deductibility is probable, please disclose in future filings, either in the note or in MD&A that you have recorded a liability for income taxes that included the reserves for the potential disallowance of the deduction for the tax benefits related to the litigation settlement charges that you deducted in 2002.

* We note you state in Note 1, "Summary of Significant Accounting Policies, Income Taxes", on page 60 that accruals for income taxes include reserves for those differences in position between tax treatment for tax return purposes and for financial statements
purposes.   Please tell us and disclose in future filings where in
the notes to the financial statement`s you have disclosed the income tax liability for $10.045 million related to the potential disallowance of this tax deduction.

2. We refer to the FASB Exposure Draft of Proposed Interpretation, "Accounting for Uncertain Tax Positions, an interpretation of FASB
Statement No. 109" dated July 14, 2005.    In light of the
significance of this proposed standard on your accounting for uncertain tax position such as those regarding the deductibility of litigation settlement charges, please consider disclosing in future filings the potential effects of this proposed accounting standard not yet issued. Refer to footnote 5 of Staff Accounting Bulletin Topic 11.M.

*	*	*

Closing Comments

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.


						Sincerely,



						John P. Nolan
						Accounting Branch Chief
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Taylor Capital Group, Inc.
Daniel C. Stevens
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